SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

UNIFORÊT INC.

(Name of applicant)

8000 Langelier Blvd., Suite 506
Saint-Léonard, Province of Québec, Canada H1P 3K2

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE
TO BE QUALIFIED:

TITLE OF CLASS	AMOUNT

9% Senior Notes “A” due March 15, 2009 Senior Convertible Notes “B” due September 15, 2008	CDN$60,000,000 CDN$40,000,000

Approximate date of proposed public offering: On the implementation date of the Plan referred to herein, which will be approximately July 15, 2003.

Name and address of agent for service:	With copies to:

Puglisi & Associates 850 Library Avenue, Suite 204 P.O. Box 885 Newark, Delaware 19715	Serge Mercier
Vice-President, Finance and
Administration
Uniforêt Inc.
8000 Langelier Blvd., Suite 506
Saint-Léonard, Québec
Canada H1P 3K2
and
Howard A. Kenny, Esq.
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178

     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

GENERAL

1.     General Information

        Furnish the following as to the applicant:

        (a)     Form of organization:

                 The applicant, Uniforêt Inc. (the “Company” or “Uniforêt”), is a corporation.

        (b)    State or other sovereign power under the laws of which organized:

                 Uniforêt is organized under the laws of Canada.

2.     Securities Act Exemption Applicable

State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

         Uniforêt proposes to effect a reorganization under a Second Amended Plan of Compromise and Arrangement (the “Plan”), dated as of May 6, 2003, pursuant to Canada’s Companies’ Creditors Arrangement Act. Under the Plan, in exchange for all of the Company’s currently issued and outstanding 11-1/8% Senior Notes due 2006 (the “Existing Notes”): (i) each holder of Existing Notes (each, a “Noteholder”, and collectively, the “Noteholders”) will receive a payment in cash of the lesser of US$25,000 or the principal amount of Existing Notes held by such Noteholder and (ii) the Company will exchange all outstanding Existing Notes, after payment of the amounts provided in clause (i) for (a) CDN$60,000,000 aggregate principal amount of the Company’s 9% Senior Notes “A” due March 15, 2009 (the “A Notes”) and (b) CDN$40,000,000 aggregate principal amount of the Company’s Senior Convertible Notes “B” due September 15, 2008 (the “B Notes”, and together with the A Notes, the “New Securities”), on a pro rata pari passu basis. The New Securities are to be issued under the indentures to be qualified hereby.

         Section 3(a)(10) of the Securities Act of the 1933 Act (the “1933 Act”) provides an exemption from the registration provisions of the 1933 Act for, in relevant part:

“...any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests...where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court...”

         The three main elements of the Section 3(a)(10) exemption are (1) an exchange of outstanding securities, claims or property interests, (2) a fairness hearing and (3) court approval of the issuance and exchange of securities. As described in the Plan, each of these elements will be satisfied in connection with the issuance of the New Securities under the Plan.

     (a)  Exchange of Securities. On the implementation of the Plan, the New Securities will be issued in exchange for the Existing Notes.

     (b)  Fairness Hearing. A meeting of the Noteholders was held on November 25, 2002. All other classes of creditors had already approved the Plan during meetings held on August 15, 2001, according to the majority rules prescribed by law (i.e. 50% in numbers, representing
66-2/3% in value). The Plan was duly approved by the Noteholders (95.21% in numbers, representing 72.41% in value). Thereafter, the Company filed a Motion before the Superior Court of the Province of Québec sitting in and for the District of Montréal (the “Court”) for the purpose of obtaining a final order of the Court approving and sanctioning the Plan (the “Fairness Hearing”). All creditors, including all the Noteholders, received notice that the Company was presenting its Motion to approve and sanction the Plan of Compromise and Arrangement. The Company’s Motion to approve and sanction the Plan was contested by a group of 6 creditors (the “Opposing Noteholders”). The Fairness Hearing was held from March 3 to March 18 and from April 28 to May 9, 2003. At the Fairness Hearing, the Court considered, among other things, the fairness of the Plan, including the issuance of the New Securities in exchange for the Existing Notes. The Second Amended Plan of Compromise and Arrangement was filed during the Fairness Hearing on May 6, 2003. The filing of the Plan, which improves in favor of the Noteholders the conversion feature of Notes B, was approved by the Court. Any interested party, including each Noteholder, had the right to appear at the Fairness Hearing and to present evidence or testimony with respect to the fairness of the terms and conditions of the Plan. The Opposing Noteholders appeared at the Fairness Hearing and presented evidence and testimony with respect to the fairness of the terms and conditions of the Plan to Noteholders.

     (c)  Court Approval. The Court rendered on May 16, 2003 its decision sanctioning and approving the Plan. The Court declared the Plan to be both fair and reasonable, and also permitted the replacement of the Existing Notes by the New Securities. The Court had been advised by the Company prior to the Fairness Hearing that its ruling would be the basis for claiming an exemption from registration under the 1933 Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

3.     Affiliates

Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

     The affiliates listed in this Application will continue to be affiliates of Uniforêt upon the issuance of the New Securities and the implementation of the Plan.

     For purposes of this Application, the directors and executive officers of the Company named in response to Item 4 hereof may be deemed affiliates of the Company by virtue of the positions held by such persons with the Company.

     The following table sets forth the affiliates of the Company, in addition to the aforementioned directors and executive officers, as of April 30, 2003:

Percentage of Voting
Affiliates	Securities held by Uniforêt

Uniforêt Scierie-Pâte Inc.	100%
3735061 Canada Inc.	100%
Foresterie Port-Cartier Inc.	100%

The ownership percentage of each affiliate will remain the same once the Plan is implemented.

MANAGEMENT AND CONTROL

4.     Directors and Executive Officers

List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

     The following table sets forth the names of all the directors and officers of the Company, and all positions held with the Company by each such person, as of April 30, 2003:

Name	Position

Alain Bédard	Director

Claude Perron	Director

Michel Perron	Chairman of the Board

Emanuele (Lino) Saputo	Director

Denis Thibault	Director

Pierre Moreau	President and Chief Executive Officer

Serge Mercier, CA	Vice-President, Finance and Administration, and Secretary

Pierre Gingras	Vice-President, Operations

     The complete mailing address of each such persons is c/o Uniforêt Inc., 8000 Langelier Blvd., Suite 506, Saint-Léonard, Quebec, Canada H1P 3K2.

5.     Principal Owners of Voting Securities

Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

     As of April 30, 2003, and continuing upon the issuance of the New Securities, the Company believes that the following persons will each beneficially own more than 10% of the voting securities of the Company as set forth below:

				Percentage of
				Voting
Name and Complete Mailing	Title of		Percentage of	Securities
Address	Class Owned	Amount Owned	Class Owned	Owned

Somiper Inc.
2080 René-Lévesque Blvd. West	Class B Multiple
Montréal, QC H3H 1R6	Voting Shares	7,728,889 shares	100%	59.9%

Jolina Capital Inc. 246 Senneville Road Senneville, QC H9X 3L2	Class A Subordinate Voting Shares	26,469,561 shares	45.9%	19.6%

Fonds de solidarité des travailleurs du Québec (FTQ) 8717 Berri Street Montréal, QC H2M 2T9	Class A Subordinate Voting Shares	12,956,577 shares	22.5%	9.6%

The following table shows the list of principal owners of voting securities after implementation of the Plan assuming that all holders of the New Securities exercise their conversion rights.

				Percentage of
				Voting
Name and Complete Mailing	Title of		Percentage of	Securities
Address	Class Owned	Amount Owned	Class Owned	Owned

Somiper Inc. 2080 René-Lévesque Blvd. West Montréal, QC H3H 1R6	Class B Multiple Voting Shares	7,728,889 shares	100%	35.5%

				Percentage of
				Voting
Name and Complete Mailing	Title of		Percentage of	Securities
Address	Class Owned	Amount Owned	Class Owned	Owned

Jolina Capital Inc. 246 Senneville Road Senneville, QC H9X 3L2	Class A Subordinate Voting Shares	80,024,121 shares	57.0%	36.8%

Fonds de solidarité des travailleurs du Québec (FTQ) 8717 Berri Street Montréal, QC H2M 2T9	Class A Subordinate Voting Shares	12,956,577 shares	9.2%	6.0%

UNDERWRITERS

6.     Underwriters

Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a)  In the three years prior to the filing of this Application, no person acted as an underwriter for any securities of the Company.

     (b)  There is no underwriter for the New Securities.

CAPITAL SECURITIES

7.      Capitalization

     (a)  Furnish the following information as to each authorized class of securities of the applicant.

The following table presents the capitalization of Uniforêt as of April 30, 2003:

Title of Class	Amount Authorized	Amount Issued and Outstanding

Class A Subordinate Voting Shares	Unlimited	57,630,668 shares

Class B Multiple Voting Shares	Unlimited	7,728,889 shares

Preferred Shares, issuable in one or more series	Unlimited	—

Series 1 Preferred Shares	Unlimited	—

The following table presents the capitalization of Uniforêt upon implementation of the Plan but without giving effect to the conversion of the CDN$40,000,000 aggregate principal amount of Senior Convertible Notes “B” due September 15, 2008:

Title of Class	Amount Authorized	Amount Issued and Outstanding

Class A Subordinated Voting Shares	Unlimited	60,356,533 shares
Class B Multiple Voting Shares	Unlimited	7,728,889 shares
Preferred Shares, issuable in one or more series	Unlimited	—
Series 1 Preferred Shares	Unlimited	—

     (b)  Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     The holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares are entitled to receive notice of and attend all annual and special meetings of the shareholders of the Company.

     Class A Subordinate Voting Shares and Class B Multiple Voting Shares vote together as a single class on all matters, except as required by law. In any such vote, the holders of Class A Subordinate Voting Shares are entitled to one vote per share, and the holders of Class B Multiple Voting Shares are entitled to ten votes per share.

     The Class B Multiple Voting Shares are convertible at any time into Class A Subordinate Voting Shares on a one-for-one basis. Each outstanding Class B Multiple Voting Share will be automatically converted into a Class A Subordinate Voting Share if the Majority Group (as such term is defined in the Articles of the Company) ceases to control, directly or indirectly, at least 50% of the voting rights attached to all of the outstanding voting shares of the Company.

     The Series 1 Preferred Shares are non-voting. The Series 1 Preferred Shares entitle the holders thereof to a minimum 3% cumulative dividend, and are redeemable at the amount of the consideration received until September 30, 2009, at which date the Company must either redeem the shares or convert them into Class A Subordinate Voting Shares at a conversion rate equal to the amount of the consideration received divided by the average price of the Class A Subordinate Voting Shares for the twenty consecutive trading days preceding the notice of conversion.

INDENTURE SECURITIES

8.      Analysis of Indenture Provisions

Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Act.

     The A Notes will be issued under an indenture (the “Note A Indenture”) to be entered into among the Company, the Guarantors named therein and The Bank of New York (as successor trustee to United States Trust Company of New York), as trustee (the “Note A Trustee”). The B Notes will be issued under an indenture (the “Note B Indenture”) to be entered into among the Company, the Guarantors named therein and The Bank of New York (as successor trustee to United States Trust Company of New York), as trustee (the “Note B Trustee”). The following is a general description of certain provisions of the Note A Indenture and Note B Indenture (together, the “Indentures”) to be qualified, and the description is qualified in its entirety by reference to the form of the Indentures to be qualified, filed as exhibits hereto. Terms used herein without definition have the same meanings as in each of the Indentures. Section references refer to sections of the respective Indentures.

Note A Indenture

     (a)  Definition of Default; Withholding Notices

     Events of Default are defined in the Note A Indenture as being any one of the following events:

     (1)  default in payment of any principal of, or premium, if any, on the Securities;

     (2)  default for 30 days in payment of any interest, on the Securities;

     (3)  default by the Company or any Guarantor in the observance or performance of the covenants in the Note A Indenture relating to the consolidation, merger or transfer of all or substantially all of the Company’s assets, the provisions relating to limitations on certain Asset Sales contained in Section 4.13 of the Note A Indenture and the provisions in Section 4.15 of the Note A Indenture in the event of a Change of Control;

     (4)  default by the Company or any Guarantor in the observance or performance of any other covenant in the Securities or the Note A Indenture for 30 days after written notice from the Note A Trustee or the holders of not less than 25% in aggregate principal amount of the Securities then outstanding;

     (5)  failure to pay when due principal, interest or premium in an aggregate amount of US$3,500,000 or more with respect to any Indebtedness of the Company or any Restricted Subsidiary thereof, or the acceleration of any such Indebtedness aggregating US$3,500,000 or more which default shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 60 days after written notice as provided in the Note A Indenture, or such acceleration shall not be rescinded or annulled within 20 days after written notice as provided in the Note A Indenture;

     (6)  any final judgment or judgments which can no longer be appealed for the payment of money in excess of US$3,500,000 (which are not paid or covered by third party insurance by financially sound insurers that have not disclaimed coverage) shall be rendered against the Company or any Restricted Subsidiary thereof, and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect;

     (7)  the repudiation by any Guarantor or Guarantors of its or their respective obligations under, or the unenforceability of, any Guarantee or Guarantees;

     (8)  the Company or any Restricted Subsidiary pursuant to or within the meaning of any Bankruptcy Law: (i) commences a voluntary case or proceeding or otherwise files a petition in bankruptcy or answer or consent seeking reorganization or relief, (ii) consents to the entry of a Bankruptcy Order for relief against it in an involuntary case or proceeding, (iii) consents to the appointment of a Custodian of it or for all or substantially all of its property, (iv) makes a general assignment for the benefit of its creditors or files a proposal or scheme of arrangement involving the rescheduling or composition of its indebtedness, (v) consents to the filing against it of a petition in bankruptcy or the appointment of or taking possession by a Custodian, or (vi) shall generally not pay its debts when such debts become due or shall admit in writing its inability to pay its debts generally;

     (9)  a court of competent jurisdiction enters a Bankruptcy order under any Bankruptcy Law that: (i) is for relief against the Company or any Restricted Subsidiary in an involuntary case or proceeding, (ii) appoints a Custodian of the Company or any Restricted Subsidiary for all or substantially all of its properties, or (iii) orders the liquidation of the Company or any Restricted Subsidiary, and in each case the order or decree remains unstayed and in effect for 60 days; provided, that if the entry of such order or decree is appealed and dismissed on appeal or otherwise has ceased to be in effect, then the Event of Default by reason of the entry of such order or decree shall be deemed to have been cured and the related acceleration shall be deemed rescinded; and

     (10)  any Collateral Document after the execution and delivery thereof shall cease to be in full force and effect for any reason other than the satisfaction in full of all obligations under the Note A Indenture and discharge of the Note A Indenture or shall be declared invalid or unenforceable, and the same is not able to be cured, or is not cured or waived within 30 days after receipt of written notice from the Note A Trustee or holders of at least 25% of the aggregate principal amount at maturity of the Securities outstanding. (Section 6.1).

     The Note A Indenture provides that if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) shall have occurred and be continuing, then the Note A Trustee or the holders of not less than 25% in aggregate principal amount of the Securities then outstanding may declare to be immediately due and payable the entire principal amount of all the Securities then outstanding plus accrued interest to the date of acceleration; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Note A Trustee, the holders of a majority in aggregate principal amount of outstanding Securities may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Note A Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, the principal, premium and interest amount with respect to all of the Securities shall be due and payable immediately without any declaration or other act on the part of the Note A Trustee or the holders of the Securities. (Section 6.2).

     The Note A Indenture provides that a Securityholder may not pursue any remedy with respect to the Note A Indenture or the Securities unless: (i) the Holder gives to the Note A Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in principal amount of the outstanding Securities make a written request to the Note A Trustee to pursue a remedy; (iii) such Holder or Holders offer and, if requested, provide to the Note A Trustee indemnity reasonably satisfactory to the Note A Trustee against any loss, liability or expense; (iv) the Note A Trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, provision of indemnity; and (v) during such 60-day period the Holders of a majority in principal amount of the outstanding Securities do not give the Note A Trustee a direction inconsistent with the request. Notwithstanding the foregoing, each holder of a Security has the absolute right to receive payment of the principal of and interest on (including any Additional Amount) such Security when due and to institute suit for the enforcement of any such payment. (Sections 6.6 and 6.7).

     The Note A Indenture provides that if a Default or an Event of Default with respect to the Securities occurs and is continuing and is known to the Note A Trustee, the Note A Trustee shall give notice of the Default or Event of Default within 90 days after the Note A Trustee acquires knowledge of the occurrence thereof to all Holders of Securities as their names and addresses appear on the Register unless in each case, such Default shall have been cured or waived before the mailing or publication of such notice. Except in the case of a Default or an Event of Default in payment of principal of or interest on any Security, the Note A Trustee may withhold the notice to the Securityholders if a committee of its Trust Officers in good faith determines that withholding the notice is in the interest of Securityholders. (Section 7.5).

     The Note A Indenture contains a provision entitling the Note A Trustee, subject to the duty of the Note A Trustee during default, to exercise the rights and powers vested in it by the Note A Indenture, to use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs and to not be held responsible for any loss or liability incurred without negligence or bad faith. (Section 7.1).

     (b)  Authentication and Delivery of Securities; Application of Proceeds

     The Note A Indenture provides that the Securities shall be executed manually or by facsimile on behalf of the Company by two officers of the Company. The Company’s seal shall be impressed, affixed, imprinted or reproduced on the Securities. A Security shall not be valid until an authorized signatory of the Note A Trustee manually signs the certificate of authentication on the Security. Such signature shall be conclusive evidence that the Security has been authenticated under the Note A Indenture.

     The Note A Trustee shall authenticate Securities for original issue in an aggregate principal amount totaling Cdn$60,000,000, upon receipt of a Company Request. The Securities shall be issuable only in registered form without coupons and only in denominations of Cdn$1,000 and integral multiples thereof. (Section 2.2).

     The Note A Indenture provides that interests of beneficial owners in the Global Securities may be transferred or exchanged for Physical Securities in accordance with the rules and procedures of the Depository. In connection with any transfer or exchange of a portion of the beneficial interest in any Global Security to beneficial owners, the Registrar shall (if one or more Physical Securities are to be issued) reflect on its books and records the date and a decrease in the principal amount of the Global Security in an amount equal to the principal amount of the beneficial interest in the Global Security to be transferred, and the Company shall execute, and the Note A Trustee shall upon receipt of a written order from the Company authenticate and make available for delivery, one or more Physical Securities of like tenor and amount. (Section 2.15).

     The Securities are being offered in exchange for the Existing Notes. No cash proceeds will be received by Uniforêt in connection with the exchange.

     (c)  Release or Release and Substitution of any Property Subject to the Lien of the Indenture

     The Note A Indenture provides that Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time at the sole cost and expense of the Company (i) upon payment in full of the Securities in accordance with the terms thereof and of the Note A Indenture and the satisfaction of all other obligations of the Company and the Guarantors then due and owing under the Note A Indenture, the Securities and the Collateral Documents; (ii) upon the sale or other disposition of such Collateral constituting an Asset Sale if such sale or other dispositions are not prohibited under the Note A Indenture and if the Asset Sale Proceeds of such sale or other disposition are applied in accordance with the Note A Indenture; and (iii) with respect to amounts in the Collateral Account (A) consisting of Asset Sale Proceeds of Asset Sales, upon the expenditure of such cash if such expenditure is made in accordance with the Note A Indenture and (B) consisting of cash proceeds from any other permitted sale or other disposition of Collateral and so long as no default shall have occurred and be continuing under the Note A Indenture, upon the request of the Company therefor. Notwithstanding any other provision of the Note A Indenture, transfers of Collateral among the Company and its Subsidiaries will be effected subject to the Liens in favor of the Collateral Agent. Upon compliance with the above provisions and the provisions of Section 10.4 of the Note A Indenture, the Collateral Agent shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release provided by or on behalf of the Company to evidence the release of any Collateral permitted to be released pursuant to the Note A Indenture or the Collateral Documents.

     At any time when a Default or Event of Default shall have occurred and be continuing and the maturity of the Securities shall have been accelerated (whether by declaration or otherwise) and the Note A Trustee shall have delivered a notice of acceleration to the Company with a copy to the Collateral Agent, no release of Collateral pursuant hereto shall be effective as against the Securityholders.

     The release of any Collateral from the terms hereof and of the Collateral Documents will not be deemed to impair the security under the Note A Indenture in contravention of the provisions of the Note A Indenture if and to the extent the Collateral is released pursuant to the Collateral Documents. Each of the Securityholders will acknowledge by their acceptance of their Securities that a release of Collateral in accordance with the terms of the Collateral Documents will not be deemed for any purpose to be an impairment of the security under the Note A Indenture or the Collateral Documents upon receipt of an Opinion of Counsel stating that such release is authorized and permitted under the Note A Indenture and the Collateral Documents. (Section 10.3).

(d) Satisfaction and Discharge of the Indenture

     The Company may terminate its obligations under the Securities and the Note A Indenture, and the obligations of each Guarantor, if any, shall terminate except those obligations referred to in the last paragraph of Section 8.1 of the Note A Indenture, if all Securities previously authenticated and delivered (other than destroyed, lost or stolen Securities which have been replaced or paid) have been delivered to the Note A Trustee for cancellation and the Company has paid all sums payable by it under the Note A Indenture, or if:

     (1)  pursuant to Article III of the Note A Indenture, the Company shall have given notice to the Note A Trustee and mailed a notice of redemption to each Holder of the redemption of all of the Securities under arrangements satisfactory to the Note A Trustee for the giving of such notice; and

     (2)  the Company shall have irrevocably deposited or caused to be deposited with the Note A Trustee or a trustee satisfactory to the Note A Trustee, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Note A Trustee, as trust funds in trust solely for the benefit of the Holders for that purpose, Canadian dollars sufficient or direct non-callable obligations of, or non-callable obligations guaranteed by, Canada for the payment of which guarantee or obligation the full faith and credit of Canada is pledged (“Canadian Government Obligations”) maturing as to principal and interest in such amounts and at such times as are sufficient, without consideration of any reinvestment of such principal or interest or a combination thereof sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certificate thereof delivered to the Note A Trustee, to pay when due principal of, premium, if any, and interest and Additional Amounts on the outstanding Securities, to redemption, provided that the Note A Trustee shall have been irrevocably instructed to apply such Canadian Dollars or the proceeds of such Canadian Government Obligations to the payment of said Principal and interest with respect to the Securities; and

     (3)  the Company shall have delivered to the Note A Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent providing for the termination of the Company’s and each Guarantor’s, if any, obligations under the Securities and the Note A Indenture have been complied with.

     After such delivery or irrevocable deposit the Note A Trustee upon request shall acknowledge in writing the discharge of the Company’s obligations under the Securities and the Note A Indenture. (Section 8.1).

(e) Statement as to Compliance

     The Company shall deliver to the Note A Trustee, within 60 days after the end of each of the first three quarters of the Company’s fiscal year, and within 120 days after the end of such fiscal year, Officers’ Certificates of the Company (one of the signatories to which shall be either the chief operating officer, chief financial officer or chief accounting officer of the Company) stating (i) that a review of the activities of the Company during the preceding fiscal quarter or year, as the case may be, has been made under the supervision of the signing officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Note A Indenture, and (ii) that, to the best knowledge of each Officer signing such certificate, the Company has kept, observed, performed and fulfilled each and every covenant and condition contained in the Note A Indenture and is not in default in the performance or observance of any of the terms, provisions, conditions and covenants hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which such Officers may have knowledge, their status and what action the Company is taking or proposes to take with respect thereto). (Section 4.6).

     Upon any request or application by the Company or any Guarantor to the Note A Trustee or the Collateral Agent to take any action under the Note A Indenture, the Company or such Guarantor, as the case may be, shall furnish to the Note A Trustee or the Collateral Agent, as the case may be, (a) an Officers’ Certificate in form and substance satisfactory to the Note A Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Note A Indenture and the Collateral Documents relating to the proposed action have been complied with, (b) an Opinion of Counsel in form and substance satisfactory to the Note A Trustee stating that, in the opinion of counsel, all such conditions have been complied with and (c) where applicable, a certificate or opinion by an accountant that complies with TIA § 314(c). (Section 12.4).

     Each certificate and Opinion of Counsel with respect to compliance with a condition or covenant provided for in the Note A Indenture and the Collateral Documents shall include: (i) a statement that the Person making such certificate or Opinion of Counsel has read such covenant or condition; (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements contained in such certificate or Opinion of Counsel are based; (iii) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with. (Section 12.5).

Note B Indenture

     (a)  Definition of Default; Withholding Notices

     Events of Default are defined in the Note B Indenture as being any one of the following events:

     (1)  default in payment of any principal of, or premium, if any, on the Securities;

     (2)  default for 30 days in payment of any interest, on the Securities;

     (3)  default by the Company or any Guarantor in the observance or performance of the covenants in the Note B Indenture relating to the consolidation, merger or transfer of all or substantially all of the Company’s assets, the provisions relating to limitations on certain Asset Sales contained in Section 4.13 of the Note B Indenture and the provisions in Section 4.15 of the Note B Indenture in the event of a Change of Control;

     (4)  default by the Company or any Guarantor in the observance or performance of any other covenant in the Securities or the Note B Indenture for 30 days after written notice from the Note B Trustee or the holders of not less than 25% in aggregate principal amount of the Securities then outstanding;

     (5)  failure to pay when due principal, interest or premium in an aggregate amount of US$3,500,000 or more with respect to any Indebtedness of the Company or any Restricted Subsidiary thereof, or the acceleration of any such Indebtedness aggregating US$3,500,000 or more which default shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 60 days after written notice as provided in the Note B Indenture, or such acceleration shall not be rescinded or annulled within 20 days after written notice as provided in the Note B Indenture;

     (6)  any final judgment or judgments which can no longer be appealed for the payment of money in excess of US$3,500,000 (which are not paid or covered by third party insurance by financially sound insurers that have not disclaimed coverage) shall be rendered against the Company or any Restricted Subsidiary thereof, and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect;

     (7)  the repudiation by any Guarantor or Guarantors of its or their respective obligations under, or the unenforceability of, any Guarantee or Guarantees;

     (8)  the Company or any Restricted Subsidiary pursuant to or within the meaning of any Bankruptcy Law: (i) commences a voluntary case or proceeding or otherwise files a petition in bankruptcy or answer or consent seeking reorganization or relief, (ii) consents to the entry of a Bankruptcy Order for relief against it in an involuntary case or proceeding, (iii) consents to the appointment of a Custodian of it or for all or substantially all of its property, (iv) makes a general assignment for the benefit of its creditors or files a proposal or scheme of arrangement involving the rescheduling or composition of its indebtedness, (v) consents to the filing against it of a petition in bankruptcy or the appointment of or taking possession by a Custodian, or (vi) shall generally not pay its debts when such debts become due or shall admit in writing its inability to pay its debts generally;

     (9)  a court of competent jurisdiction enters a Bankruptcy order under any Bankruptcy Law that: (i) is for relief against the Company or any Restricted Subsidiary in an involuntary case or proceeding, (ii) appoints a Custodian of the Company or any Restricted Subsidiary for all or substantially all of its properties, or (iii) orders the liquidation of the Company or any Restricted

Subsidiary, and in each case the order or decree remains unstayed and in effect for 60 days; provided, that if the entry of such order or decree is appealed and dismissed on appeal or otherwise has ceased to be in effect, then the Event of Default by reason of the entry of such order or decree shall be deemed to have been cured and the related acceleration shall be deemed rescinded; and

     (10)  any Collateral Document after the execution and delivery thereof shall cease to be in full force and effect for any reason other than the satisfaction in full of all obligations under the Note B Indenture and discharge of the Note B Indenture or shall be declared invalid or unenforceable, and the same is not able to be cured, or is not cured or waived within 30 days after receipt of written notice from the Note B Trustee or holders of at least 25% of the aggregate principal amount at maturity of the Securities outstanding. (Section 6.1)

     The Note B Indenture provides that if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) shall have occurred and be continuing, then the Note B Trustee or the holders of not less than 25% in aggregate principal amount of the Securities then outstanding may declare to be immediately due and payable the entire principal amount of all the Securities then outstanding plus accrued interest to the date of acceleration; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Note B Trustee, the holders of a majority in aggregate principal amount of outstanding Securities may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Note B Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, the principal, premium and interest amount with respect to all of the Securities shall be due and payable immediately without any declaration or other act on the part of the Note B Trustee or the holders of the Securities. (Section 6.2).

     The Note B Indenture provides that a Securityholder may not pursue any remedy with respect to the Note B Indenture or the Securities unless: (i) the Holder gives to the Note B Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in principal amount of the outstanding Securities make a written request to the Note B Trustee to pursue a remedy; (iii) such Holder or Holders offer and, if requested, provide to the Note B Trustee indemnity reasonably satisfactory to the Note B Trustee against any loss, liability or expense; (iv) the Note B Trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, provision of indemnity; and (v) during such 60-day period the Holders of a majority in principal amount of the outstanding Securities do not give the Note B Trustee a direction inconsistent with the request. Notwithstanding the foregoing, each holder of a Security has the absolute right to receive payment of the principal of and interest on (including any Additional Amount) such Security when due and to institute suit for the enforcement of any such payment. (Sections 6.6 and 6.7).

     The Note B Indenture provides that if a Default or an Event of Default with respect to the Securities occurs and is continuing and is known to the Note B Trustee, the Note B Trustee shall give notice of the Default or Event of Default within 90 days after the Note B Trustee acquires knowledge of the occurrence thereof to all Holders of Securities as their names and addresses appear on the Register unless in each case, such Default shall have been cured or waived before the mailing or publication of such notice. Except in the case of a Default or an Event of Default in payment of principal of or interest on any Security, the Note B Trustee may withhold the notice to the Securityholders if a committee of its Trust Officers in good faith determines that withholding the notice is in the interest of Securityholders. (Section 7.5).

     The Note B Indenture contains a provision entitling the Note B Trustee, subject to the duty of the Note B Trustee during default, to exercise the rights and powers vested in it by the Note B Indenture, to use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs and to not be held responsible for any loss or liability incurred without negligence or bad faith. (Section 7.1).

     (b)  Authentication and Delivery of Securities; Application of Proceeds

     The Note B Indenture provides that the Securities shall be executed manually or by facsimile on behalf of the Company by two officers of the Company. The Company’s seal shall be impressed, affixed, imprinted or reproduced on the Securities. A Security shall not be valid until an authorized signatory of the Note B Trustee manually signs the certificate of authentication on the Security. Such signature shall be conclusive evidence that the Security has been authenticated under the Note B Indenture.

     The Note B Trustee shall authenticate Securities for original issue in an aggregate principal amount totaling Cdn$40,000,000, upon receipt of a Company Request. The Securities shall be issuable only in registered form without coupons and only in denominations of Cdn$1,000 and integral multiples thereof. (Section 2.2).

     The Note B Indenture provides that interests of beneficial owners in the Global Securities may be transferred or exchanged for Physical Securities in accordance with the rules and procedures of the Depository. In connection with any transfer or exchange of a portion of the beneficial interest in any Global Security to beneficial owners, the Registrar shall (if one or more Physical Securities are to be issued) reflect on its books and records the date and a decrease in the principal amount of the Global Security in an amount equal to the principal amount of the beneficial interest in the Global Security to be transferred, and the Company shall execute, and the Note B Trustee shall upon receipt of a written order from the Company authenticate and make available for delivery, one or more Physical Securities of like tenor and amount. (Section 2.15).

     The Securities are being offered in exchange for the Existing Notes. No cash proceeds will be received by Uniforêt in connection with the exchange.

     (c)  Release or Release and Substitution of any Property Subject to the Lien of the Indenture

     The Note B Indenture provides that Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time at the sole cost and expense of the Company (i) upon payment in full of the Securities in accordance with the terms thereof and of the Note B Indenture and the satisfaction of all other obligations of the Company and the Guarantors then due and owing under the Note B Indenture, the Securities and the Collateral Documents; (ii) upon the sale or other disposition of such Collateral constituting an Asset Sale if such sale or other dispositions are not prohibited under the Note B Indenture and if the Asset Sale Proceeds of such sale or other disposition are applied in accordance with the Note B Indenture; and (iii) with respect to amounts in the Collateral Account (A)

     consisting of Asset Sale Proceeds of Asset Sales, upon the expenditure of such cash if such expenditure is made in accordance with the Note B Indenture and (B) consisting of cash proceeds from any other permitted sale or other disposition of Collateral and so long as no default shall have occurred and be continuing under the Note B Indenture, upon the request of the Company therefor. Notwithstanding any other provision of the Note B Indenture, transfers of Collateral among the Company and its Subsidiaries will be effected subject to the Liens in favor of the Collateral Agent. Upon compliance with the above provisions and the provisions of Section 10.4 of the Note B Indenture, the Collateral Agent shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release provided by or on behalf of the Company to evidence the release of any Collateral permitted to be released pursuant to the Note B Indenture or the Collateral Documents.

     At any time when a Default or Event of Default shall have occurred and be continuing and the maturity of the Securities shall have been accelerated (whether by declaration or otherwise) and the Note B Trustee shall have delivered a notice of acceleration to the Company with a copy to the Collateral Agent, no release of Collateral pursuant hereto shall be effective as against the Securityholders.

     The release of any Collateral from the terms hereof and of the Collateral Documents will not be deemed to impair the security under the Note B Indenture in contravention of the provisions of the Note B Indenture if and to the extent the Collateral is released pursuant to the Collateral Documents. Each of the Securityholders will acknowledge by their acceptance of their Securities that a release of Collateral in accordance with the terms of the Collateral Documents will not be deemed for any purpose to be an impairment of the security under the Note B Indenture or the Collateral Documents upon receipt of an Opinion of Counsel stating that such release is authorized and permitted under the Note B Indenture and the Collateral Documents. (Section 10.3).

(d) Satisfaction and Discharge of the Indenture

     The Company may terminate its obligations under the Securities and the Note B Indenture, and the obligations of each Guarantor, if any, shall terminate except those obligations referred to in the last paragraph of Section 8.1 of the Note B Indenture, if all Securities previously authenticated and delivered (other than destroyed, lost or stolen Securities which have been replaced or paid) have been delivered to the Note B Trustee for cancellation and the Company has paid all sums payable by it under the Note B Indenture, or in the case of conversion, delivered Class A Subordinate Shares in accordance with Article III of the Note B Indenture, or if:

     (1)  the Company shall have irrevocably deposited or caused to be deposited with the Note B Trustee or a trustee satisfactory to the Note B Trustee, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Note B Trustee, as trust funds in trust solely for the benefit of the Holders for that purpose, Canadian dollars sufficient or direct non-callable obligations of, or non-callable obligations guaranteed by, Canada for the payment of which guarantee or obligation the full faith and credit of Canada is pledged (“Canadian Government Obligations”) maturing as to principal and interest in such amounts and at such times as are sufficient, without consideration of any reinvestment of such principal or interest or a combination thereof sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certificate thereof delivered to the Note B Trustee, to pay when due principal of, premium, if any, and interest and Additional Amounts on the outstanding Securities, to redemption, provided that the Note B Trustee shall have been irrevocably instructed to apply such Canadian Dollars or the proceeds of such Canadian Government Obligations to the payment of said Principal and interest with respect to the Securities; and

     (2)  the Company shall have delivered to the Note B Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent providing for the termination of the Company’s and each Guarantor’s, if any, obligations under the Securities and the Note B Indenture have been complied with.

     After such delivery or irrevocable deposit the Note B Trustee upon request shall acknowledge in writing the discharge of the Company’s obligations under the Securities and the Note B Indenture. (Section 8.1).

(e) Statement as to Compliance

     The Company shall deliver to the Note B Trustee, within 60 days after the end of each of the first three quarters of the Company’s fiscal year, and within 120 days after the end of such fiscal year, Officers’ Certificates of the Company (one of the signatories to which shall be either the chief operating officer, chief financial officer or chief accounting officer of the Company) stating (i) that a review of the activities of the Company during the preceding fiscal quarter or year, as the case may be, has been made under the supervision of the signing officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Note B Indenture, and (ii) that, to the best knowledge of each Officer signing such certificate, the Company has kept, observed, performed and fulfilled each and every covenant and condition contained in the Note B Indenture and is not in default in the performance or observance of any of the terms, provisions, conditions and covenants hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which such Officers may have knowledge, their status and what action the Company is taking or proposes to take with respect thereto). (Section 4.6).

     Upon any request or application by the Company or any Guarantor to the Note B Trustee or the Collateral Agent to take any action under the Note B Indenture, the Company or such Guarantor, as the case may be, shall furnish to the Note B Trustee or the Collateral Agent, as the case may be, (a) an Officers’ Certificate in form and substance satisfactory to the Note B Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Note B Indenture and the Collateral Documents relating to the proposed action have been complied with, (b) an Opinion of Counsel in form and substance satisfactory to the Note B Trustee stating that, in the opinion of counsel, all such conditions have been complied with and (c) where applicable, a certificate or opinion by an accountant that complies with TIA § 314(c). (Section 12.4).

     Each certificate and Opinion of Counsel with respect to compliance with a condition or covenant provided for in the Note B Indenture and the Collateral Documents shall include: (i) a statement that the Person making such certificate or Opinion of Counsel has read such covenant or condition; (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements contained in such certificate or Opinion of Counsel are based; (iii) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with. (Section 12.5).

9.      Other Obligors

Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

     The obligations of the Company under the New Securities, the Note A Indenture and the Note B Indenture and the related security documents are guaranteed by:

Uniforêt Scierie-Pâte Inc.
8000 Langlier Blvd., Suite 506
Saint-Léonard, Province of Québec
Canada H1P 3K2

     Contents of Application for Qualification.

     This application for qualification comprises:

     (a)  Pages numbered 1 through 21, consecutively.

     (b)  The following exhibits:

*T3A	Articles of Uniforêt Inc.

+T3B	By-laws of Uniforêt Inc.

+T3C.1	Form of Indenture among Uniforêt Inc., the Guarantors named therein and The Bank of New York (as successor trustee to United States Trust Company of New York), as trustee, relating to the 9% Senior Notes “A” due March 15, 2009.

+T3C.2	Form of Indenture among Uniforêt Inc., the Guarantors named therein and The Bank of New York (as successor trustee to United States Trust Company of New York), as trustee, relating to the Senior Convertible Notes “B” due September 15, 2008.

*T3D.1	Initial Order of the Superior Court of the Province of Québec sitting in and for the District of Montréal (the “Court”) dated April 17, 2001.

+T3D.2	Final Order of the Court.

+T3E.1	Second Amended Plan of Compromise and Arrangement dated May 6, 2003.

*T3E.2	Report of the Court-appointed Monitor on the state of the debtors’ financial affairs and the Plan of Compromise and Arrangement for the purpose of the Class 2 – US Noteholders Meeting dated October 28, 2002.

*T3E.3	Notice of Class 2 – US Noteholders Meeting dated October 28, 2002.

*T3E.4	Letter to US Noteholders dated October 28, 2002 from the Court-appointed Monitor.

*T3E.5	Voting Letter.

*T3E.6	Proof of Claim Form and related Information Sheet.

*T3E.7	Proxy Form.

+T3E.8	Notice of Uniforêt’s Motion for Final Judgement.

+T3F	Cross-reference sheet (Included as part of Exhibit T3C.1 and T3C.2)

+	Filed herewith.

*	Previously filed.

SIGNATURES

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Uniforêt Inc., a company organized and existing under the laws of Canada, has duly caused this Amendment No. 1 to Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Saint-Léonard, and the Province of Québec, Canada, on the 30th day of May, 2003.

UNIFORÊT INC.

By: /s/ Serge Mercier Name: Serge Mercier Title: Vice-President, Finance and Administration

Attest:	/s/ Carmen Leclerc Name: Carmen Leclerc

EXHIBIT INDEX

Document

*T3A	Articles of Uniforêt Inc.

+T3B	By-laws of Uniforêt Inc.

+T3C.1	Form of Indenture among Uniforêt Inc., the Guarantors named therein and The Bank of New York (as successor trustee to United States Trust Company of New York), as trustee, relating to the 9% Senior Notes “A” due March 15, 2009.

+T3C.2	Form of Indenture among Uniforêt Inc., the Guarantors named therein and The Bank of New York (as successor trustee to United States Trust Company of New York), as trustee, relating to the Senior Convertible Notes “B” due September 15, 2008.

*T3D.1	Initial Order of the Superior Court of the Province of Québec sitting in and for the District of Montréal (the “Court”) dated April 17, 2001.

+T3D.2	Final Order of the Court.

+T3E.1	Second Amended Plan of Compromise and Arrangement dated May 6, 2003.

*T3E.2	Report of the Court-appointed Monitor on the state of the debtors’ financial affairs and the Plan of Compromise and Arrangement for the purpose of the Class 2 – US Noteholders Meeting dated October 28, 2002.

*T3E.3	Notice of Class 2 – US Noteholders Meeting dated October 28, 2002.

*T3E.4	Letter to US Noteholders dated October 28, 2002 from the Court-appointed Monitor.

*T3E.5	Voting Letter.

*T3E.6	Proof of Claim Form and related Information Sheet.

*T3E.7	Proxy Form.

+T3E.8	Notice of Uniforêt’s Motion for Final Judgement.

+T3F	Cross-reference sheet (Included as part of Exhibit T3C.1 and T3C.2).

+	Filed herewith.

*	Previously filed.